annual report 2001



IPC
HOLDINGS, LTD.

IPC Holdings, Ltd., through its wholly-owned subsidiary IPCRe Limited, provides property catastrophe reinsurance and, to a limited extent, marine, aviation, property-per-risk excess and other short-tail property reinsurance on a worldwide basis.

On September 11, 2001, the terrorist attack on the World Trade Center created the largest ever single loss for the insurance/reinsurance market. The graphic illustration opposite gives some idea of the extent of the damage.

TABLE OF CONTENTS

DAMAGE REPORT FOLLOWING THE TERRORIST ATTACK ON THE WORLD TRADE CENTER


100 GOLD
WOOLWORTH BUILDING
65 JOHN STREET
33 MAIDEN
1 WORLD TRADE
2 WORLD TRADE
MILLENNIUM HOTEL
1 LIBERTY PLAZA
75 PARK PLACE
7 WORLD TRADE
22 CORTLANDT
VERIZON BUILDING
5 WORLD TRADE
CENTURY 21
6 WORLD TRADE
4 WORLD TRADE
3 WFC
AMERICAN EXPRESS
1 BANKERS TRUST PLAZA
130 LIBERTY STREET
TRINITY CHURCH
3 WORLD TRADE
AMERICAN EXCHANGE
2 WFC
90 WEST STREET
4 WFC
MERRILL LYNCH
WINTER GARDEN
1 WFC
OPPENHEIMER
DOW JONES
MERCANTILE EXCHANGE
URBAN DATA SOLUTIONS
September 19, 2001

BUILDING STATUS

- Not affected
- Needs cleaning
- Damaged but stable
- Major structural damage
- Destroyed
- In danger of collapse



LETTER
to the Shareholders

Our results for 2001 reflect a year which witnessed the largest single loss ever experienced by the insurance/reinsurance market. The loss was far greater than just the insured values involved, since many of the victims either worked directly in the insurance business or in related financial services. Our condolences go to all those who were affected by this appalling tragedy.

While the monetary impact on us was significant, we are somewhat encouraged by the fact that we were able to handle both this record loss event and other catastrophe claims that occurred during the year almost entirely out of our operating income. We believe that this fact reflects our disciplined approach to underwriting.

Market conditions and earnings continued to show improvement to the extent that, with the second quarter results, your board of directors felt that it was appropriate to declare a dividend. For obvious reasons, following September 11 no dividends were declared. However, when your board has determined that earnings have reached a suitable level, it will review whether dividends should resume.

We increased our capital by $546 million with a public common share offering in December and a private sale of shares at the public offering price to American International Group, Inc. ("AIG"). AIG also exercised its option to acquire additional shares, an option which it had held since the formation of IPC in 1993. We believe that the additional capital and the continued support of AIG will enable us to take advantage of opportunities arising in a hardening market and will provide us with greater negotiating strength in leading more programmes in 2002.

We were very pleased that our A+ ratings from A.M. Best Company and Standard & Poor's were not only reaffirmed during the year but were maintained after September 11. This was in contrast to the downgrading of many insurance and reinsurance companies.

In July last year, we were pleased to welcome Jackie Clegg to the board. Jackie also serves as a member of the Audit and Investment Committees. We take the opportunity here to thank Russ Fisher for his valuable contribution to the Company. Russ resigned from our board in December 2001.

As we were clearly reminded on September 11, the most valuable asset of any business is its people. We would like to thank all of our staff for their hard work and dedication during 2001 and in the trying period following September 11.

Joseph C.H. Johnson
Chairman
(left)

James P. Bryce
President & Chief Executive Officer



REVIEW of Operations

On September 11, 2001, the world changed. The attacks on the World Trade Center and the Pentagon were unprecedented. The horrific violence, the number of deaths and the heroism displayed, both in these incidents and in the crash of United Airlines flight 93 in Pennsylvania, created an indelible impression in the minds and hearts of people around the world. Although many of us have become immune to reports of natural catastrophes, which frequently take the lives of thousands of people, the attack in New York was very close to home.

"A+ ratings
from A.M. Best Company
and Standard & Poor's."



Many of our business colleagues had offices in the World Trade Center complex and, sadly, some did not survive. The graphic image at the beginning of this annual report illustrates the broad extent of the damage caused by the attack in New York. The world was stunned by its enormity and the business world rightly paused, to give priority attention to the human tragedy, before moving on to grapple with the economic repercussions.

The year began in a positive way, after the previous year saw the market beginning to harden, evidenced by tighter contract terms and higher rates. Market conditions continued to improve through 2001 renewals, with rates increasing by between 10% and 25%, on average, for contracts which had not suffered losses, and significantly higher rates for those contracts which had suffered losses. Where rate increases were deemed to be inadequate, we declined business or reduced our participation. We then used that capacity to write some new business, but mainly we used that capacity to expand our relationships with existing clients.

The first half of the year was relatively benign for insured natural catastrophes, with moderate events such as the earthquakes in Seattle and Hiroshima, winter storms in the U.S. and storms in Australia. However, according to Property Claims Services, which measures large losses in the United States, the second quarter was at record levels for catastrophe-related claims. Our involvement with these losses was mitigated by the fact that we do not write facultative business and that we had substantially reduced our involvement with per risk contracts. Both facultative and per risk property reinsurance deal with individual high value risks, such as large office buildings and industrial plants.

"With capital funds exceeding $1 billion at December 31, 2001, we believe that we are well positioned to satisfy the capacity needs of our clients."





The nature and magnitude of the World Trade Center event caused a general re-examination within the insurance industry of the definition of risk. Man-made catastrophes of this size had not been previously envisioned, and some companies were faced with an accumulation of individual risks which they had not considered to be collectively exposed to a single event. Although it was, and still is, impossible to accurately quantify this entire loss, it was generally recognized at the outset that it was likely to be the largest ever single loss for the insurance industry. The scale of the personal injuries and property damage was staggering, and almost every line of business was expected to be affected.

The rating agencies were quick to respond and lowered the ratings of several reinsurance companies that were believed to have a broad involvement with this tragic event. Our focus on property business served to limit our exposure, and we are happy to report that our A+ ratings from A.M. Best Company and Standard & Poor's remained intact.



Throughout most of the world, the insurance industry had not previously charged a separate premium for the risk of terrorism, since, outside of known trouble spots, the incidence of terrorist acts had both a low frequency and low severity. In response to the September 11 attacks, insurers and reinsurers moved to exclude terrorism from their standard commercial contracts and terrorist acts involving nuclear, biological or chemical weapons were also excluded from personal lines contracts. The U.S. Congress was pressured to implement a federally-sponsored terrorism insurance plan but to date has failed to agree on the terms of such a system.

In the last quarter of the year, many companies decided to raise additional capital, both to replace what was expected to be lost on World Trade Center claims and to satisfy increased demands anticipated on January 2002 renewals. We made a public offering in anticipation of increased demand in the January 2002 renewals, which, together with the private sale of shares to American International Group, Inc. ("AIG") and AIG's exercise of its option, succeeded in raising $546 million of additional capital.

In 2001, as a result of the continuing improvement in market conditions, a number of new companies were formed in Bermuda. Included in these new companies was Allied World Assurance Company Ltd. ("AWAC"), a multi-line insurance and reinsurance organization. In December 2001, we entered into a multi-year agency agreement with AWAC to provide fee-based underwriting services, to enable it to write the same type of catastrophe business that we write for our own account.

With capital funds exceeding $1 billion at December 31, 2001, we believe that we are well positioned to satisfy the capacity needs of our clients and to take advantage of new business opportunities as they arise.

IPC AT A GLANCE

U.S. Aggregate Limit of Liability by Main Zone

($ in Millions) at January 1, 2002


268 Alaska
634 Atlantic
580 Gulf
264 Hawaii
594 Mid West
593 New England
602 North Central
577 West

Rest of World Aggregate Limit of Liability by Region

($ in Millions) at January 1, 2002


86 Australia/New Zealand
79 Canada
638 Europe (Inc. U.K.)
124 Japan
132 Other
159 Worldwide

Gross Premiums Written by Class

For the year ended December 31, 2001 (in %)


4.5% Aviation
88.2% Catastrophe excess of loss
0.1% Marine reinsurance
0.1% Other
4.7% Retrocessional reinsurance
2.4% Risk excess of loss

Clients by Region

at January 1, 2002


6 Africa & Middle East
22 Asia
22 Australia/New Zealand
10 Canada
13 Central America & Caribbean
104 Europe
161 United States

Gross Premiums Written by Geographical Region

For the year ended December 31, 2001 (in %)


4% Australia/New Zealand
9% Europe (Ex. U.K.)
5% Japan
6% Other
11% United Kingdom
44% United States
21% Worldwide

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition, including but not limited to expectations regarding the impact of the terrorist attacks on the U.S. of September 11 on our results of operations, our business plan, the insurance and reinsurance market response and increases in demand for reinsurance. Some forward-looking statements may be identified by use of terms such as "believes," "anticipates," "intends," or "expects," and relate to our plans and objectives for future operations. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in this report should not be considered as a representation by us or any other person that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including, but not limited to the following: (i) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our estimates; (ii) any lowering or loss of one of the financial ratings of IPCRe; (iii) a decrease in the level of demand for property catastrophe reinsurance, or increased competition owing to increased capacity of property catastrophe reinsurers; (iv) loss of our non-admitted status in United States jurisdictions or the passage of federal or state legislation subjecting us to supervision or regulation in the United States; (v) the impact of the September 11 terrorist attacks and their aftermath on our reinsureds, on the insurance and reinsurance industry and on the future coverage for terrorist acts and on the economy in general, and potential governmental intervention in the insurance and reinsurance industry in the aftermath of the September 11 terrorist attacks; (vi) further development of losses from the terrorist attacks on September 11; (vii) loss of services of any one of our executive officers; (viii) challenges by insurance regulators in the United States to our claim of exemption from insurance regulation under current laws; (ix) a contention by the United States Internal Revenue Service that we are engaged in the conduct of a trade or business within the U.S.; or (x) changes in exchange rates and greater than expected currency exposure.



MANAGEMENT'S Discussion and Analysis of Financial Condition & Results of Operations

The following is a discussion of the results of operations and financial position of IPC Holdings, Ltd. References to "we", "our" or "IPC" mean IPC Holdings together with its wholly-owned subsidiaries, IPCRe Limited ("IPCRe") and IPCRe Underwriting Services Limited. This discussion should be read in conjunction with our Consolidated Financial Statements and related notes, for the year ended December 31, 2001.

GENERAL

We commenced operations in June 1993. Because of the volatile nature of property catastrophe reinsurance, the financial data included in this discussion are not necessarily indicative of our future financial condition or results of operations.

In our discussion below, when we refer to written premiums, we include new and renewal business, reinstatement premiums and premium adjustments on current and prior year contracts. Renewal dates for property catastrophe reinsurance policies are generally concentrated in the first quarter of each calendar year. Generally, about 60% (by volume) of premiums we write each year are for contracts which have effective dates in January, about 20% in April, about 10% in July, and the remainder at other times throughout the year. Premiums are generally due in installments over the contract term, with each installment generally received within 30 days after the due date. Premiums are earned on a pro rata basis over the contract period, which is generally twelve months.

Property catastrophe reinsurers tend to experience significant fluctuations in operating results because of, among other factors, frequency of occurrence or severity of catastrophic events, competition, changes in levels of underwriting capacity, and general economic conditions. Underwriting results of primary property insurers and prevailing general economic conditions significantly influence demand for reinsurance. After suffering from deteriorating financial results because of increased severity or frequency of claims, some primary insurers seek to protect their balance sheets or improve their future earnings by purchasing more reinsurance. The supply of reinsurance is related to prevailing prices, the levels of insured losses and the level of industry capital which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the reinsurance industry. As a result of these factors, the property catastrophe reinsurance business is a cyclical industry characterized by both periods of intense price competition due to excessive underwriting capacity and periods when shortages of capacity permit favourable premium levels. Since underwriting capacity reflects the amount of shareholders' investment (also known as "policyholders' surplus" in mutual companies), increases in the frequency and severity of losses suffered by insurers can significantly affect these cycles. Conversely, the absence of severe or frequent catastrophic events could result in declining premium rates in the global market. We have experienced, and expect to continue to experience, the effects of both types of cyclicality.

Events from 1996 to 2001 demonstrate the volatility of catastrophe reinsurance business. In 1996, 1997 and 2000, few catastrophic events occurred. Consequently, few claims were made on IPCRe. Conversely, many catastrophic events occurred in 1998, 1999 and 2001 in many parts of the world, including Hurricane Georges (estimated industry-wide insured losses in excess of U.S.$4 billion), a hailstorm which struck Sydney, Australia (U.S.$1.6 billion), Hurricane Floyd (U.S.$2.2 billion) and cyclones Anatol, Lothar and Martin that struck several parts of Europe in December, 1999 (in excess of U.S.$9 billion). In June 2001, Tropical Storm Allison affected parts of Texas (reported industry-wide losses of $2.5 billion) and on September 11, terrorist attacks were carried out in the U.S. (estimated industry-wide losses of $30 billion to $70 billion).

From 1996 to 1999, there was an increase in the supply of reinsurance capacity, which caused downward pressure on pricing. For the January 1998 and 1999 renewal cycles, premium rates declined by an average of 15% and 10%, respectively. For the January 2000 renewal cycle, due to the increased levels of claim activity, premium rates were at a similar level to 1999, with some contracts having small rate increases, while others had minor decreases. Because of the significant losses incurred by many reinsurers during 2000 as a result of events in late 1999, and then several catastrophic events in 2001, there was a contraction of capacity, with the result that renewals during the fourth quarter of 2000 and throughout 2001 saw premium rates increasing by between 10% and 25%, on average, for contracts which had not suffered losses, and significantly higher for those contracts which had suffered losses. During the fourth quarter of 2001, in response to the reduction in the capacity and anticipated increased demand, many companies, including ourselves, raised additional capital, and there were also a number of new insurance and reinsurance companies formed in Bermuda and elsewhere, hoping to satisfy demand and benefit from improved market terms and conditions. The effect of the additional capacity is uncertain, and it is possible that price increases in future years may not be as large as previously anticipated, although actual pricing in 2002 and beyond will be affected by the potential industry-wide development of claims arising from the events of September 11, 2001, as well as catastrophic events that may occur in 2002. We believe we are well positioned to benefit from improving market conditions because of our reputation, capital base and long-standing client relationships. We have been able to offer additional underwriting capacity created by our increased capital base, to our existing clients, and also to new clients.

With respect to terms and conditions other than pricing, for the January 1, 2002 renewals, the coverage of claims that are the result of "terrorist acts" has been generally excluded from property catastrophe reinsurance contracts covering large commercial risks, but not excluded for personal lines or other coverages, except where caused by nuclear, biological or chemical means. The effect of potential U.S. and other governmental intervention on the insurance and reinsurance markets we serve, including the extent to which coverage for terrorist acts is offered, is uncertain. Currently, such intervention would not appear to have a significant effect on our future results of operations.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are described in the Note 2 to our Consolidated Financial Statements. However, the following is a summary of the accounting policies for the three main components of our balance sheet and statement of (loss) income: premiums, losses (claims), including reserves and investments/investment income.

Premiums are recorded at the beginning of each policy, based upon information received from ceding companies and their brokers. For excess of loss contracts, the amount of premium is usually contractually documented at inception, and no management judgement is necessary in accounting for this. Premiums are earned on a pro rata basis over the policy period. For proportional treaties, the amount of premium is normally estimated at inception by the ceding company. We account for such premium using the initial estimates, and then adjust them once a sufficient period for actual premium reporting has elapsed, normally around three years. For the year ended December 31, 2001, the net amount of premium written resulting from estimate accruals was less than 1% of total premiums written. We also accrue for reinstatement premiums on loss reserves. Such accruals are based upon actual contractual terms, and the only element of management judgement involved is with respect to the amount of loss reserves, as described below. The amount accrued at December 31, 2001 for reinstatement premiums on Reported But Not Enough losses ("RBNE") and Incurred But Not Reported ("IBNR") loss reserves was $2.3 million, the majority of which related to claims from the World Trade Center tragedy.

Under U.S. generally accepted accounting principles, we are not permitted to establish loss reserves with respect to property catastrophe reinsurance until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for expected future losses. Claims arising from future catastrophic events can be expected to require the establishment of substantial reserves from time to time.

Setting appropriate reserves for catastrophes is an inherently uncertain process. Loss reserves represent our estimates, at a given point in time, of ultimate settlement and administration costs of losses incurred (including IBNR losses). We regularly review and update these estimates, using the most current information available to us. Consequently, the ultimate liability for a catastrophic loss is likely to differ from the original estimate. Whenever we determine that any existing loss reserves are inadequate, we are required to increase the loss reserves with a corresponding reduction, which could be material, in our operating results in the period in which the deficiency is identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of operations in any particular period.

The reserve for losses and loss adjustment expenses is based upon reports, individual case estimates received from ceding companies, and management's estimates. Management's estimates are used mostly to estimate IBNR or RBNE loss amounts. For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and additional information becomes known, the reserves are adjusted as necessary. Such adjustments, if necessary, are reflected in results of operations in the period in which they become known. To validate management's estimates, we have an independent firm of actuaries review our reserves semi-annually. At December 31, 2001, management's estimates for IBNR/RBNE represented approximately 14.5% of total loss reserves. The majority of the estimate related to additional reserves for claims from the World Trade Center tragedy.

In accordance with our investment guidelines, our investments consist of certain equity securities and high-grade marketable fixed income securities. Investments are carried at market value as determined by the most recently traded price of each security at the balance sheet date. In accordance with SFAS 115, unrealized gains and losses are included as a separate component of shareholders' investment. Realized gains and losses on sales of investments are determined on a first-in, first-out basis. In addition, unrealized depreciation in the value of individual securities considered by management to be other than temporary is charged to income in the period it is determined. Investment income is recorded when earned and includes the amortization of premiums and discounts on investments.

RESULTS OF OPERATIONS

Years Ended December 31, 2001, 2000 and 1999

In the twelve months ended December 31, 2001, we wrote gross premiums of $133.1 million, compared to $93.8 million and $97.2 million written in the years ended December 31, 2000 and 1999, respectively. These writings included reinstatement premiums, which are premiums paid by ceding companies to reinstate reinsurance coverage following a claim. Reinstatement premiums were $21.1 million, $2.1 million and $9.8 million, for the years ended December 31, 2001, 2000 and 1999, respectively. The significant increase in 2001 was due to the volume of claims relating to the attack on the World Trade Center. Also, in both 2001 and 2000, we had increased participation and additional business from existing clients, and selectively wrote business for new clients. In 2000, these increases were more than offset by rate reductions, generally in the range of 10%, but as high as 15% in some cases. In addition, during both 2001 and 2000, we decided not to renew some contracts with unsatisfactory rates or terms. For renewals of loss-free contracts (contracts for which no claims were made during the last policy period) at January 1, 2002, we have seen an overall average rate increase of 15% to 20% in the U.S., and between 20% and 25% for non-U.S. business. Rate increases for loss-impacted contracts have been significantly higher. We currently believe that this level of increase will be sustained on most renewals during 2002.

Our written premiums were further affected by cessions of premiums to a proportional reinsurance facility, which became effective January 1, 1999. (See Note 5 to the Consolidated Financial Statements - "Ceded Reinsurance".) In the years ended December 31, 2001, 2000 and 1999, premiums ceded to this facility were $4.4 million, $4.8 million and $3.8 million, respectively, reducing net premium writings for those years to $128.6 million, $88.9 million and $93.3 million, respectively. This represents an increase (reduction) of net written premiums of 44.7% and (4.7)%, respectively.

Premiums earned were $123.4 million, $87.0 million and $95.0 million in the years ended December 31, 2001, 2000 and 1999, respectively, representing an increase (decrease) of 41.9% and (8.4)%, respectively. Earned premiums increased from 2000 to 2001 because of the increase in written premiums during the previous twelve months, and also because of the significant increase in reinstatement premiums, which are fully earned when written. The decline from 1999 to 2000 was a result of a decrease in net written premiums, but earned premiums also decreased disproportionately to written premiums, primarily because some contracts written in 1999 had policy periods greater than twelve months. Excluding reinstatement premiums, net premiums earned declined by 0.4% from $85.1 million in the year ended December 31, 1999 to $84.8 million in the year ended December 31, 2000, and then increased 20.6% to $102.2 million in 2001.

We earned net investment income of $32.2 million in the year ended December 31, 2001, compared to $31.1 million earned in the year ended December 31, 2000, and $30.3 million in the year ended December 31, 1999. These amounts are net of investment expenses, which were primarily investment management and custodial fees payable to subsidiaries of American International Group, Inc. ("AIG"). (See Note 9 to the Consolidated Financial Statements - "Related Party Transactions".) These fees totaled $1.6 million in each of the three years during the three year period ended December 31, 2001. The increase in net investment income in 2001 compared to 2000 was primarily due to the significant increase in invested assets of approximately $546 million in December 2001, which resulted from a public offering of shares concurrent with a private placement of shares to AIG, as well as AIG's exercise of an option granted at the Company's inception. The December, 2001 increase in invested assets, which added to increases earlier in the year, more than offset the reduction in overall portfolio yield. This reduction in overall portfolio yield is due to declining interest rates, as well as an increase to the allocation to equities during the year. The increase in investment income from 1999 to 2000 resulted from a higher average overall yield on investments of 5.2% in 2000, compared to 5.1% the prior year. At December 31, 2001, the portfolio consisted of cash and cash equivalents, including short-dated commercial paper, high quality fixed maturity investments, shares of stock in the companies which comprise the S&P 500 Index, and an investment in a global equity fund managed by AIG / Sun America.

We recorded a realized gain of $0.6 million net from investments for the year ended December 31, 2001, compared to $0.5 million and $30.4 million for the years ended December 31, 2000 and 1999, respectively. The amount for 2001 is net of a $5.3 million write-down in the cost basis of certain stocks within the S&P 500, where there had been a decline in value which was considered to be other than temporary. In accordance with FAS 115, such a write-down is recognized as a realized loss in the income statement, even though there were no sales of the securities. Generally, net gains and losses fluctuate from period to period, depending on the securities sold, as recommended by our investment advisor. In May, 1999, we realized substantial gains from the sale, and subsequent repurchase, of our equity portfolio. Net unrealized gains on our investment portfolio (see Note 3 to the Consolidated Financial Statements - "Investments") were $12.6 million at December 31, 2001, compared to $4.6 million at December 31, 2000, and net unrealized losses of $(5.4) million at December 31, 1999.

The increases in value in our investment portfolio during 2000 and 2001 were primarily the result of decreases in intermediate term interest rates which significantly increased the market value of our bonds, which more than offset the decline in value of our investment in equity securities.

We incurred losses and loss adjustment expenses of $137.6 million, $53.7 million and $129.4 million in the years ended December 31, 2001, 2000 and 1999, respectively. The level of insured losses from catastrophic events around the world was significantly lower in 2000, compared to the high frequency and severity of events during 2001 and 1999. However, much of the losses we incurred in 2000 were the result of prior year events, especially those which occurred in the latter portion of 1999.

Despite the large number of catastrophes that took place in 2001, we incurred losses primarily from three events:

- Cat.#38 - a hailstorm in the mid-Western United States in April;
- Cat.#44 - Tropical Storm Allison, which caused severe flooding in Texas in June; and
- Cat.#48 - the terrorist attack on the World Trade Center.

During 2000, the events which occurred from which we primarily incurred losses were:

- An explosion at the Kuwait National Petroleum refinery;
- A satellite loss; and
- Winter floods and storms that affected parts of Europe.

During 1999, significant catastrophes included:

- The explosion at the Rouge Industries steel mill in Michigan in March;
- An April hailstorm in Sydney which caused a record amount of insured losses for Australia;
- Record-breaking losses from tornadoes in the mid-Western United States in May;
- Earthquakes in Turkey and Taiwan;
- Various hurricanes, most notably Hurricane Floyd in September;
- Typhoon Bart in Japan in late September;
- Windstorm Anatol in Scandinavia in December; and
- Cyclones Lothar and Martin, which hit France and other parts of western Europe, in late December.

For 2001, our incurred losses included $116.0 million for the World Trade Center tragedy, $8.3 million for Tropical Storm Allison, and $4.1 million for Cat.#38. The events listed above for 2000 resulted in incurred losses of approximately $4.6 million. All other events in 2000 produced incurred losses totalling $8.9 million. The balance of the losses we incurred in 2000 were the result of the development of claims from prior year events, in particular Cyclones Lothar and Martin, claims from which saw development of approximately $23 million. Of our net incurred losses in 1999, $35 million related to the Sydney hailstorm, $35 million to the European windstorms in December, and $11 million to Hurricane Floyd. Other losses for 1999 resulted from various other natural and man-made disasters, as well as from the development of claims from current and prior year marine and aviation business. Loss payments during the years ended December 31, 2001, 2000 and 1999 were $35.0 million, $96.8 million and $74.3 million, respectively. Our loss and loss expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned) for 2001 was 111.5%, compared to 61.7% in 2000 and 136.2% in 1999.

Acquisition costs, which are typically a percentage of premiums written, consist primarily of commissions and brokerage fees paid to intermediaries for the production of premiums written, and excise taxes. Brokerage commissions on property catastrophe excess of loss contracts typically range from 5% to 10% of written premiums. We incurred acquisition costs of $12.7 million, $9.0 million and $13.0 million for the years ended December 31, 2001, 2000 and 1999, respectively, after deferring those costs related to the unearned portion of premiums written. The increase from 2000 to 2001 is due to the increase in earned premiums. Similarly, the reduction from 1999 to 2000 was due, primarily, to the reductions in earned premiums. In addition, certain contracts written between 1998 and 2000 contained profit commission clauses or "no claims" bonuses, which return a portion of the net underwriting profits generated from those contracts as a commission to the reinsureds. With the increase in claims activity in 1999, accruals for these commissions were significantly reduced. Also, in 2000, we reduced an accrual for brokerage which had been based on overly conservative assumptions.

General and administrative expenses were $9.4 million, $9.3 million and $9.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. These figures include fees paid to subsidiaries of AIG for administrative services, which are based on a percentage of premiums written, and were $3.2 million, $2.3 million and $2.5 million for the years ended December 31, 2001, 2000 and 1999 respectively. (See Note 9 to the Consolidated Financial Statements - "Related Party Transactions".) In 2001, operating costs which were at lower levels than 2000 were salaries and employee benefits, and other costs associated with the operation of IPCRe Services Limited, which ceased trading in 2000, as well as reductions due to the retirement of the former President and CEO. In 2000, operating costs which were lower than the 1999 level were: advertising, travel, communications and shareholder reports. Our expense ratio (the ratio of acquisition costs plus general and administrative expenses, to earned premiums) was 17.9%, 21.1% and 23.9% for the years ended December 31, 2001, 2000 and 1999, respectively.

The following table summarizes the loss and loss expense ratio, expense ratio and combined ratio (sum of loss and loss expense ratio plus expense ratio) for the years ended December 31, 2001, 2000 and 1999, respectively:

	Year ended December 31,		
	2001	2000	1999
Loss and loss expense ratio	111.5%	61.7%	136.2%
Expense ratio	17.9%	21.1%	23.9%
Combined ratio	129.4%	82.8%	160.1%

We had a net loss for the year ended December 31, 2001 of $(3.9) million, compared to net income of $44.2 million and $3.2 million for the years ended December 31, 2000 and 1999, respectively. Excluding the effects of realized gains and losses net from investments, we had a net operating loss of $4.5 million, compared to net operating income of $43.7 million for the year ended December 31, 2000, and a net operating loss of $(27.1) million for the year ended December 31, 1999. Net operating (loss) income amounts are equivalent to $(0.17), $1.71 and $(1.04) per common share, respectively, on a diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

IPC Holdings is a holding company that conducts no reinsurance operations of its own. During 1998, IPCRe incorporated a subsidiary in Ireland called IPCRe Europe Limited, which underwrites selected reinsurance business in Europe. In December 2001, IPC Holdings incorporated a subsidiary in Bermuda called IPCRe Underwriting Services Limited ("IPCUSL"), which acts as an Underwriting Agent for a company which is related to AIG. (See Note 9 to the Consolidated Financial Statements - "Related Party Transactions".) IPC Holdings' cash flows are limited to distributions from IPCRe and IPCUSL by way of loans or dividends. The dividends that IPCRe may pay are limited under Bermuda legislation and IPCRe's revolving credit facility.

Under the Insurance Act, IPCRe is required to maintain a solvency margin and a minimum liquidity ratio, and is prohibited from declaring or paying dividends if to do so would cause IPCRe to fail to meet its solvency margin and its minimum liquidity ratio. Under the Insurance Act, IPCRe is prohibited from paying dividends of more than 25% of its total statutory capital and surplus at the end of the previous fiscal year unless it files an affidavit stating that the declaration of such dividends has not caused IPCRe to fail to meet its solvency margin and minimum liquidity ratio. The Insurance Act also prohibits IPCRe from declaring or paying any dividend without the approval of the Supervisor of Insurance of Bermuda if IPCRe failed to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. The maximum dividend payable by IPCRe in accordance with the foregoing restrictions as of January 1, 2002 was approximately $276 million.

In July 1998, to further enhance its liquidity, IPCRe entered into a revolving credit facility with a syndicate of lenders led by Bank One N.A. The original amount of the facility was $300 million, which was reduced to $150 million in June, 2001. The facility expires in June 2003. The facility limits the amount of dividends that may be paid by IPCRe to IPC Holdings to the lesser of i) the excess of IPCRe's aggregate positive net income from March 31, 1998 to the end of the then-current fiscal quarter over the aggregate amount of all dividends and distributions paid during the same period, or ii) the excess of IPCRe's positive consolidated net income for the prior four fiscal quarters over the aggregate amount of all dividends and distributions paid during the same period. IPCRe obtained waivers for this covenant from the lenders in the facility in order to pay dividends in September and December, 1999. Neither the Company nor IPCRe paid dividends during 2000. No amounts have been drawn under this facility.

On December 12, 2001, we completed a follow-on public offering in which 17,480,000 ordinary shares were sold (including the exercise of the over-allotment option of 2,280,000 shares) at $26.00 per share. Concurrent with the offering, we sold 2,867,000 shares in a private placement to AIG at a price equal to the public offering price. Furthermore, AIG exercised its option referred to above, which had been granted at the time of the Company's formation, whereby they acquired 2,775,000 shares at an exercise price of $12.7746 per share. Total net proceeds raised from these transactions were approximately $546 million.

Our sources of funds consist of premiums written, losses recovered from retrocedents, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, premiums retroceded, general and administrative expenses and dividends. We generated or (used) cash flows from operations of $83.6 million, $(7.4) million and $28.7 million in the years ended December 31, 2001, 2000 and 1999, respectively. These amounts represent the difference between premiums collected and investment earnings realized, and losses and loss adjustment expenses paid, underwriting and other expenses paid and investment losses realized. Cash flows from operations differ, and may continue to differ, substantially from net income. To date, we have invested all cash flows not required for operating purposes or payment of dividends. The potential for a large catastrophe means that unpredictable and substantial payments may need to be made within relatively short periods of time. Hence, future cash flows cannot be predicted with any certainty and may vary significantly between periods. As noted above, loss payments during the years ended December 31, 2001 and 2000 were $35.0 million and $96.8 million, respectively. During 2002, we expect to pay a significant amount of the $116 million of losses we incurred from the World Trade Center tragedy, as well as claims from other events that may occur during the year, or other prior year events.

Neither the Company nor any of its subsidiaries has any other forms of off-balance sheet arrangements, or cash obligations and commitments.

With the exception of cash holdings, our funds are primarily invested in fixed maturity securities, the market value of which is subject to fluctuation depending on changes in prevailing interest rates, and also equities comprising the S&P 500 Index and an investment in a global equity fund managed by AIG / Sun America. We do not hedge our investment portfolio against interest rate risk. Accordingly, changes in interest rates may result in losses, both realized and unrealized, on our investments (see "Quantitative and Qualitative Disclosure about Market Risk" below for further explanation).

As of December 31, 2001, all of our investments were classified as "Available for Sale". Investments are carried at fair market value and any unrealized gains or losses are reported as accumulated other comprehensive income within shareholders' investment. At December 31, 2001 and 2000, shareholders' investment was $1,105.8 million and $559.3 million, respectively.

At December 31, 2001, 92.6% of our fixed maturity investment portfolio consisted of cash, U.S. Treasuries or other government agency issues, and investments with a AAA or AA rating. The primary rating source is Moody's Investors Services Inc. At December 31, 2001, the portfolio had an average maturity of 2.2 years and an average modified duration of 1.9 years.

Net cash outflows from investing activities in the years ended December 31, 2001, 2000 and 1999 were $(320.1) million, $(11.4) million and an inflow of $6.3 million, respectively. Because of the timing of our offerings, cash and cash equivalents increased by $305.8 million in the year ended December 31, 2001, resulting in a balance of $315.2 million.

Our functional currency is the U.S. dollar. Our operating currency is generally also the U.S. dollar. However, premiums receivable and losses payable in respect of a significant portion of our business are denominated in currencies of other countries, principally industrial countries. Consequently, we may, from time to time, experience currency exchange gains and losses that could affect our financial position and results of operations. In 2000, we incurred net foreign exchange losses of $(2.3) million, compared to $(0.6) million in 2001 and $(0.4) million in 1999. The net loss in 2000 was primarily the result of significant declines in the value of several currencies during the year, in particular the Australian dollar, Euro and British pound. We currently do not - and as a practical matter cannot - hedge our U.S. dollar currency exposure with respect to potential claims until a loss payable in a non-U.S. dollar currency occurs, after which we may match such liability with assets denominated in the same currency, as we have done on three occasions, or enter forward purchase contracts for specific currencies, which we did during 2000. This type of exposure could be substantial. We also have not hedged our non-U.S. dollar currency exposure with respect to premiums receivable, which generally are collected over the relevant contract term. Our practice is to exchange non-U.S. dollar denominated premiums upon receipt. Foreign currency investments have been infrequently made, generally for the purpose of improving overall portfolio yield. At December 31, 2001, we had no forward contract hedges outstanding.

Our investment portfolio does not currently include options, warrants, swaps, collars or similar derivative instruments. Our investment policy guidelines provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner, but may be used, subject to certain numerical limits, only as part of a defensive strategy to protect the market value of the portfolio. Also, our portfolio does not contain any investments in real estate or mortgage loans.

IPCRe is not a licensed insurer in the United States and therefore, under the terms of most of its contracts with U.S.-based companies, must provide security to reinsureds to cover unpaid liabilities in a form acceptable to state insurance commissioners. Typically, this type of security takes the form of a letter of credit issued by an acceptable bank, the establishment of a trust, or a cash advance. Currently IPCRe obtains letters of credit through one commercial bank pursuant to a $100.0 million facility. In turn, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe's investments in an amount not to exceed the aggregate letters of credit outstanding to a maximum of $100 million. At December 31, 2001, 2000 and 1999, there were outstanding letters of credit of $17.0 million, $22.3 million and $23.8 million, respectively. If we were unable to obtain the necessary credit, IPCRe could be limited in its ability to write business for our clients in the United States.

We believe that our revolving credit facility, and the relatively high quality of our investment portfolio, provides sufficient liquidity to meet our cash demands.

Neither IPC Holdings nor IPCRe or their subsidiaries have any material commitments for capital expenditures.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The investment portfolio of IPCRe is exposed to market risk. Market risk is the risk of loss of fair value resulting from adverse fluctuations in interest rates, foreign currency exchange rates and equity prices.

Measuring potential losses in fair values has become the focus of risk management efforts by many companies. Such measurements are performed through the application of various statistical techniques. One such technique is Value at Risk ("VaR"). VaR is a summary statistical measure that uses historical interest and foreign currency exchange rates and equity prices and estimates of the volatility and correlation of each of these rates and prices to calculate the maximum loss that could occur within a given statistical confidence level and time horizon.

We believe that statistical models alone do not provide a reliable method of monitoring and controlling market risk. While VaR models are relatively sophisticated, the quantitative market risk information is limited by the assumptions and parameters established in creating the related models, which rely principally on historic data. Because of this, such models may not accurately predict future market behaviour. Therefore, such models are tools and do not substitute for the experience or judgement of senior management.

Our investment managers performed a VaR analysis, to estimate the maximum potential loss of fair value for each segment of market risk, as of December 31, 2001 and 2000. The analysis calculated the VaR with respect to the net fair value of our financial instrument assets (which includes cash and cash equivalents, certain equity and high-grade fixed income securities) as of December 31, 2001 and 2000 using historical simulation methodology. The analysis performed as of December 31, 1999 used the variance covariance (delta normal) methodology. This methodology was used because of system limitations experienced by the previous provider of the analyses. A benefit of using the current methodology is that it captures second-order effects such as gamma that are not included using the delta-normal methodology. At December 31, 2001, the VaR of IPCRe's investment portfolio was approximately $13.3 million, which represents a 95th percentile value change over a one-month time horizon. This result was obtained through historical simulation using approximately 750 business days (3 years) of historical interest rate and equity market data.

The following table presents the VaR of each component of market risk of IPCRe's investment portfolio at December 31, 2001 and 2000, respectively, and the average for the year ended December 31, 2001, calculated using the VaR at the beginning, ending and quarterly points (expressed in thousands of U.S. dollars):

Market Risk		2001		2000		Average for 2001
Currency	$	1,101	$	270	$	609
Interest Rate		7,296		5,220		5,484
Equity		13,222		6,099		8,760
Sum of Risk		21,619		11,589		14,853
Diversification Benefit		(8,305)		(4,499)		(5,794)
Total Net Risk	$	13,314	$	7,090	$	9,059

The primary reason for the increase in VaR from December 31, 2000 to December 31, 2001 is the significant increase in invested assets which took place in December, 2001, following the public offering and private placement of shares, together with the exercise of the AIG Option. There has also been a proportionately greater increase in the equity element of the total portfolio, the impact of which has been partly offset by the reductions in interest rates that took place during 2001.

IPCRe's premiums receivable and liabilities for losses from reinsurance contracts it has written are also exposed to the risk of changes in value resulting from adverse fluctuations in foreign currency exchange rates. To an extent, the impact on loss reserves of a movement in an exchange rate, will be partly offset by the impact on assets (receivables and cash/investments) denominated in the same currency. At December 31, 2001, an estimated 21% ($9 million) of reinsurance premiums receivable, and an estimated $27 million of loss reserves, were denominated in currencies other than the U.S. dollar. At December 31, 2001, we held U.S. $3.4 million in Australian dollar time deposits. Accordingly, from a risk perspective, we do not believe that the impact of exchange rate movements in respect of receivables or loss reserves on our overall VaR at December 31, 2001 to be material. In prior years, movements in certain non-U.S. dollar currencies' exchange rates have occasionally displayed some volatility. To reduce the potential impact of exchange rate movements between the U.S. dollar and those currencies, in particular the Australian dollar and the Euro, those currencies were purchased for future delivery to match anticipated pay-out patterns of the liabilities. Such transactions were designed to provide a potential offset of the impact of exchange rate movements through asset/liability matching.

TRANSACTIONS WITH NON-INDEPENDENT PARTIES

All of our related party transactions have been disclosed in Note 9 to the Consolidated Financial Statements - "Related Party Transactions". To our knowledge, neither the Company nor any of its subsidiaries have entered into any other transactions with other non-independent parties.

EFFECTS OF INFLATION

IPCRe estimates the effect of inflation on its business and reflects these estimates in the pricing of its reinsurance contracts. Because of the relatively short claims settlement cycle associated with its reinsurance portfolio, IPCRe generally does not take into account the effects of inflation when estimating reserves. The actual effects of inflation on the results of IPCRe cannot be accurately known until claims are ultimately settled. Levels of inflation also affect investment returns.

FINANCIAL HIGHLIGHTS

(Expressed in thousands of United States dollars except for per share amounts)

For the years ended December 31	2001	2000	1999	1998	1997
Gross Premiums Written	133,057	93,757	97,162	111,265	117,050
Net Premiums Written	128,638	88,930	93,346	111,265	117,050
Total Revenues	156,236	118,594	155,649	157,192	138,753
Net Income (Loss)	(3,933)	44,225	3,207	67,714	100,320
Basic Net Income (Loss) per Common Share	(0.15)	1.77	0.13	2.71	4.01
Cash Dividends per Common Share	0.16	-	1.1125	2.07	3.27
As of December 31					
Total Assets	1,301,716	647,490	640,942	643,091	585,019
Shareholders' Investment	1,105,794	559,270	504,931	565,952	528,293

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of IPC Holdings, Ltd.:

We have audited the accompanying consolidated balance sheets of IPC Holdings, Ltd. (a Bermuda Company) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of (loss) income, comprehensive income (loss), shareholders' investment and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IPC Holdings, Ltd. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen

Hamilton, Bermuda

February 8, 2002

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2000

(Expressed in thousands of United States dollars except for per share amounts)

	2001	2000
ASSETS:		
Fixed maturity investments:		
Available for sale, at fair market value		
(Amortized cost 2001: $740,734; 2000: $519,194)	$ 758,224	$ 523,660
Equity investments, available for sale		
(Cost 2001: $163,828; 2000: $65,348)	158,870	65,462
Cash and cash equivalents	315,207	9,409
Reinsurance premiums receivable	42,356	25,419
Deferred premiums ceded	1,228	1,120
Loss reserves recoverable	681	1,187
Accrued investment income	18,841	15,304
Deferred acquisition costs	2,833	2,249
Prepaid expenses and other assets	3,476	3,680
	$ 1,301,716	$ 647,490
LIABILITIES:		
Reserve for losses and loss adjustment expenses	$ 162,207	$ 61,358
Unearned premiums	24,440	19,068
Reinsurance premiums payable	1,732	920
Deferred commissions	218	202
Accounts payable and accrued liabilities	7,325	6,672
	195,922	88,220
SHAREHOLDERS' INVESTMENT:		
Share capital -		
2001: 48,172,776 shares outstanding, par value $0.01		
2000: 25,039,713 shares outstanding, par value $0.01	482	250
Additional paid-in capital	846,101	299,929
Retained earnings	246,568	254,511
Accumulated other comprehensive income	12,643	4,580
	1,105,794	559,270
	$ 1,301,716	$ 647,490

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF (LOSS) INCOME

FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2001
(Expressed in thousands of United States dollars except for per share amounts)

	2001	2000	1999
REVENUES:			
Gross premiums written	$ 133,057	$ 93,757	$ 97,162
Premiums ceded	(4,419)	(4,827)	(3,816)
Net premiums written	128,638	88,930	93,346
Change in unearned premiums	(5,263)	(1,969)	1,621
Premiums earned	123,375	86,961	94,967
Net investment income	32,245	31,089	30,327
Realized gains (losses), net on investments	616	544	30,355
	156,236	118,594	155,649
EXPENSES:			
Losses and loss adjustment expenses, net	137,551	53,661	129,362
Acquisition costs, net	12,686	9,049	13,028
General and administrative expenses	9,381	9,311	9,641
Exchange loss, net	551	2,348	411
	160,169	74,369	152,442
NET (LOSS) INCOME	$ (3,933)	$ 44,225	$ 3,207
Basic net (loss) income per common share	$ (0.15)	$ 1.77	$ 0.13
Diluted net (loss) income per common share	$ (0.15)	$ 1.73	$ 0.12
Weighted average number of common shares - basic	26,266,019	25,034,414	25,033,932
Weighted average number of common shares - diluted	26,266,019	25,497,671	25,988,116

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2001
(Expressed in thousands of United States dollars)

	2001	2000	1999
NET (LOSS) INCOME	$ (3,933)	$ 44,225	$ 3,207
OTHER COMPREHENSIVE INCOME (LOSS):			
Holding gains (losses), net on investments during period	8,679	10,562	(6,024)
Reclassification adjustment for (gains) losses included in net income	(616)	(544)	(30,355)
	8,063	10,018	(36,379)
COMPREHENSIVE INCOME (LOSS)	$ 4,130	$ 54,243	$ (33,172)

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2001
(Expressed in thousands of United States dollars except for per share amounts)

	2001	2000	1999
COMMON SHARES PAR VALUE $0.01:			
Balance, beginning of year	$ 250	$ 250	$ 250
Additional shares issued	232	-	-
Balance, end of year	$ 482	$ 250	$ 250
ADDITIONAL PAID-IN CAPITAL:			
Balance, beginning of year	$ 299,929	$ 299,833	$ 299,833
Additional paid-in capital on shares issued	546,172	96	-
Balance, end of year	$ 846,101	$ 299,929	$ 299,833
RETAINED EARNINGS:			
Balance, beginning of year	$ 254,511	$ 210,286	$ 234,928
Net (loss) income	(3,933)	44,225	3,207
Dividends	(4,010)	-	(27,849)
Balance, end of year	$ 246,568	$ 254,511	$ 210,286
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):			
Balance, beginning of year	$ 4,580	$ (5,438)	$ 30,941
Other comprehensive income (loss)	8,063	10,018	(36,379)
Balance, end of year	$ 12,643	$ 4,580	$ (5,438)

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2001
(Expressed in thousands of United States dollars)

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (3,933)	$ 44,225	$ 3,207
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:			
Amortization of investment premiums (discounts), net	855	(478)	9
Realized (gains) losses, net on investments	(616)	(544)	(30,355)
Changes in, net:			
Reinsurance premiums receivable	(16,937)	(3,959)	(713)
Funds held by reinsured companies	-	-	2,434
Deferred premiums ceded	(108)	(736)	(384)
Loss reserves recoverable	506	3,398	(4,585)
Accrued investment income	(3,537)	(1,615)	1,063
Deferred acquisition costs	(584)	(269)	68
Prepaid expenses and other assets	204	410	(961)
Reserve for losses and loss adjustment expenses	100,849	(50,083)	59,215
Unearned premiums	5,372	2,704	(1,238)
Reinsurance premiums payable	812	(270)	1,190
Deferred commissions	16	169	33
Accounts payable and accrued liabilities	653	(311)	(328)
	83,552	(7,359)	28,655
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of fixed maturity investments	(611,936)	(224,097)	(315,316)
Proceeds from sales of fixed maturity investments	370,341	194,449	233,673
Proceeds from maturities of fixed maturity investments	26,000	12,000	59,050
Purchases of equity investments	(107,749)	(5,836)	(81,908)
Proceeds from sales of equity investments	3,196	12,087	110,798
	(320,148)	(11,397)	6,297
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from share issuance	546,404	96	-
Cash dividends paid to shareholders	(4,010)	-	(27,849)
	542,394	96	(27,849)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	305,798	(18,660)	7,103
CASH AND CASH EQUIVALENTS, beginning of year	9,409	28,069	20,966
CASH AND CASH EQUIVALENTS, end of year	$ 315,207	$ 9,409	$ 28,069

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000

(Expressed in thousands of United States dollars except for per share amounts)

1. GENERAL

IPC Holdings, Ltd. (the "Company") was incorporated in Bermuda on May 20, 1993 and through its wholly-owned subsidiary, IPCRe Limited (formerly known as International Property Catastrophe Reinsurance Company, Ltd.) ("IPCRe"), provides reinsurance of property catastrophe risks worldwide, substantially all on an excess-of-loss basis. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, freezes, industrial explosions and other man-made or natural disasters. IPCRe's loss experience will generally include infrequent events of great severity. IPCRe's clients include many of the leading insurance companies in the world. Approximately 44% of premiums written in 2001 related to U.S. risks. The balance of IPCRe's covered risks are located principally in Europe, Japan and Australia / New Zealand.

On March 13, 1996, the Company completed an initial public offering in which 13,521,739 common shares held by existing shareholders were sold. All of the shares sold were sold by existing shareholders. Consequently, the Company did not receive any of the proceeds of the offering. The Company paid certain expenses related to the offering, including certain expenses on behalf of the selling shareholders.

On June 27, 1997, the Company incorporated a subsidiary in the United Kingdom, named IPCRe Services Limited. This subsidiary's purpose was to perform the same functions that were previously performed by the Company's representative office in London. IPCRe Services Limited ceased trading in January, 2000 and was dissolved on December 11, 2001.

On September 10, 1998, IPCRe incorporated a subsidiary in Ireland, named IPCRe Europe Limited. This company underwrites selected reinsurance business in Europe.

On November 7, 2001, the Company incorporated a subsidiary in Bermuda named IPCRe Underwriting Services Limited ("IPCUSL"), which acts as an Underwriting Agent for Allied World Assurance Company Ltd., a Bermuda-based Class 4 insurer (see Note 9 - Related Party Transactions).

On December 12, 2001, the Company completed a follow-on public offering in which 17,480,000 ordinary shares were sold (including the exercise of the over-allotment option of 2,280,000 shares) at $26.00 per share. Concurrent with the offering, the Company sold 2,867,000 shares in a private placement to American International Group, Inc. ("AIG") at a price equal to the public offering price. Furthermore, AIG exercised an option which had been granted at the time of the company's formation, whereby they acquired 2,775,000 shares at an exercise price of $12.7746 per share. Total net proceeds raised from these transactions were approximately $546 million.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, IPCRe, IPCRe Services Limited (through December 11, 2001) and IPCUSL (together "IPC"). All significant intercompany transactions have been eliminated in consolidation.

b) Premiums and acquisition costs

Premiums written are recorded at the policy inception date and are based on information received from ceding companies. Subsequent premium adjustments, if any, are recorded in the period in which they are determined. Premiums are earned on a pro-rata basis over the period for which reinsurance coverage is provided. Unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of the policies in force.

Acquisition costs, consisting primarily of commissions and brokerage expenses incurred at policy issuance, are deferred and amortized to income over the period in which the related premiums are earned. Deferred acquisition costs are limited to estimated realizable value based on related unearned premium, anticipated claims and expenses and investment income.

c) Reserve for losses and loss adjustment expenses

The reserve for losses and loss adjustment expenses, which includes an allowance for losses and loss adjustment expenses incurred but not reported, is based on reports, individual case estimates received from ceding companies, actuarial determinations and management's best estimates. For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in results of operations in the period in which they become known.

d) Investments

Investments consist of fixed income securities and common stock. Investments are stated at market value as determined by the most recently traded price of each security at the balance sheet date. By policy, IPCRe invests in high-grade marketable securities. All investments are defined as available-for-sale securities under the provisions of Statement of Financial Accounting Standards No. ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities". Unrealized gains and losses are included as a separate component of shareholders' investment. Unrealized depreciation in the value of individual securities, considered by management to be other than temporary, is charged to income in the period it is determined.

Investments are recorded on a trade date basis. Realized gains and losses on sales of investments are determined on the basis of first-in, first-out. Investment income is recognized when earned and includes the amortization of premiums and accretion of discounts on investments.

e) Translation of foreign currencies

Transactions in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. Foreign currency revenues and expenses are translated at the average exchange rates prevailing during the period. Exchange gains and losses, including those arising from forward exchange contracts, are included in the determination of net income. IPC's functional currency is the U.S. dollar, since it is the single largest currency in which IPC transacts its business. The U.S. dollar is also the currency in which IPC holds, and will continue to hold, most of its investments and in which investment returns are measured.

f) Cash and cash equivalents

Cash and cash equivalents include amounts held in banks, time deposits and commercial paper with maturities of less than three months from the date of purchase.

g) Net income per common share

The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share", which requires dual presentation of basic and diluted earnings per share. Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Stock options are considered common stock equivalents for the purpose of calculating diluted net income per common share, and were included in the weighted average number of shares outstanding using the Treasury Stock method. In a period where there is a net loss, the dilutive effect of options is not included in the weighted average number of shares, as this would be anti-dilutive.

h) Stock incentive compensation plan

In 1997, the Company adopted Statement of Financial Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock-based Compensation". As permitted under this standard, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options and accordingly, recognizes compensation expense for stock option grants to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date.

3. INVESTMENTS

a) The cost or amortized cost, gross unrealized gains, gross unrealized losses and market value of investments available for sale by category as of December 31, 2001 and December 31, 2000 are as follows:

December 31, 2001	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and government agencies	$ 148,208	$ 3,423	$ (262)	$ 151,369
Other governments	102,534	2,823	(10)	105,347
Corporate	426,296	9,732	(183)	435,845
Supranational entities	63,696	2,008	(41)	65,663
	$ 740,734	$ 17,986	$ (496)	$ 758,224
Equity investments	$ 163,828	$ 6,757	$ (11,715)	$ 158,870

December 31, 2000	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and government agencies	$ 125,877	$ 1,965	$ (1,050)	$ 126,792
Other governments	77,811	1,303	(216)	78,898
Corporate	263,044	1,923	(1,445)	263,522
Supranational entities	52,462	1,996	(10)	54,448
	$ 519,194	$ 7,187	$ (2,721)	$ 523,660
Equity investments	$ 65,348	$ 11,078	$ (10,964)	$ 65,462

b) The contractual maturity dates of fixed maturity investments available for sale as of December 31, 2001 are as follows:

	Amortized Cost	Market Value
Due in one year or less	$ 40,146	$ 40,922
Due after one year through five years	564,936	580,383
Due after five years through ten years	135,652	136,919
	$ 740,734	$ 758,224

Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

c) Pledged assets

In the normal course of business, IPCRe provides security to reinsureds if requested. Such security takes the form of a letter of credit or a cash advance. Letters of credit are issued by a bank at the request of IPCRe.

Under an agreement effective September 20, 1994, amended in 1999 and 2001, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe's investments in an amount not to exceed the aggregate letters of credit outstanding to a maximum of $100,000 (2000: $27,500). As of December 31, 2001 and 2000, the bank had outstanding letters of credit of $17,026 and $22,339, respectively.

d) Net investment income

	2001	2000	1999
Interest on fixed maturity investments	$ 32,595	$ 30,357	$ 29,315
Interest on cash and cash equivalents	1,204	1,211	1,844
Net amortization of discounts (premiums) on investments	(855)	478	9
	32,944	32,046	31,168
Net dividend income from equities	886	611	748
Less: investment expenses	(1,585)	(1,568)	(1,589)
Net investment income	$ 32,245	$ 31,089	$ 30,327

e) Proceeds from sales of available for sale securities for the years ended December 31, 2001, 2000 and 1999 were $373,341, $206,536 and $344,471, respectively. Components of realized gains and losses are summarized in the following table:

	2001	2000	1999
FIXED MATURITY INVESTMENTS:			
Gross realized gains	$ 7,589	$ 367	$ 1,021
Gross realized losses	(899)	(724)	(987)
Net realized (losses) gains	6,690	(357)	34
EQUITY INVESTMENTS:			
Gross realized gains	788	2,790	33,604
Gross realized losses	(6,862)	(1,889)	(3,283)
Net realized gains	(6,074)	901	30,321
Total net realized gains	$ 616	$ 544	$ 30,355

Included in gross realized losses on equity investments for the year ended December 31, 2001 were amounts totalling $5,315 in respect of declines in the value of individual securities which were considered to be other than temporary. Changes in net unrealized gains (losses) were $8,063, $10,018 and $(36,379), respectively, for the years ended December 31, 2001, 2000 and 1999.

f) The following table summarizes the composition of the fair value of all cash and cash equivalents and fixed maturity investments by rating:

	December 31, 2001	December 31, 2000
Cash and cash equivalents	29.4%	1.8%
U.S. Government and government agencies	14.1%	23.8%
AAA	16.9%	29.0%
AA	32.2%	28.7%
A	7.4%	16.7%
	100.0%	100.0%

The primary rating source is Moody's Investors Service Inc. ("Moody's"). When no Moody's rating is available, Standard & Poor's Corporation ("S&P") ratings are used.

g) IPCRe holds equity investments in all of the companies which comprise the Standard & Poor's 500 Index ("S&P 500"). The number of shares of stock held is such that their weighting within IPCRe's portfolio matches the weighting of each stock within the index.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying values and estimated fair values of IPC's financial instruments as of December 31, 2001 and December 31, 2000:

	December 31, 2001		December 31, 2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$ 315,207	$ 315,207	$ 9,409	$ 9,409
Fixed maturity investments	758,224	758,224	523,660	523,660
Equity investments	158,870	158,870	65,462	65,462

The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. The fair values of investments are based on quoted market prices provided by either independent pricing services or when such prices are not available, by reference to broker or underwriter bid indications.

5. CEDED REINSURANCE

IPCRe utilizes reinsurance to reduce its exposure to large losses. Effective January 1, 1999, IPCRe arranged a proportional reinsurance facility. Business covered is property catastrophe business written by IPCRe, and provides coverage up to $50 million in each of at least 5 named zones, plus potentially other zones of IPCRe's choosing, provided that they do not accumulate with the named zones. The United States and the Caribbean are excluded zones. The named zones are the United Kingdom; Europe (excluding the U.K.); Australia/ New Zealand; Japan and Canada. Business ceded to the facility is solely at the discretion of IPCRe. Within these limitations, IPCRe may designate the treaties to be included in the facility, subject to IPCRe retaining at least 50% of the risk. The premium ceded is pro rata, less brokerage and an override commission. A subsidiary of AIG is a participating reinsurer, and committed a 10% participation on a direct basis. Most reinsurers participating in the facility have ratings of AA or above, and the minimum rating is A. Although reinsurance agreements contractually obligate the reinsurers to reimburse IPCRe for the agreed upon portion of its gross paid losses, they do not discharge IPCRe's primary liability. Management believes that the risk of non-payment by the reinsurers is minimal.

Premiums ceded to the reinsurance facility for the year ended December 31, 2001, 2000 and 1999, respectively were $4,419, $4,827 and $3,816 written, of which $4,311, $4,091 and $3,432 were expensed. Balances payable to the participants are displayed as reinsurance premiums payable on the balance sheet.

6. COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

On June 29, 1993, shareholders contributed total funds of $300,000 through a private placement offering of which $483 was used to pay placement costs.

On December 12, 2001, shareholders contributed approximately $546,404 in additional funds through a public offering, a private placement, and the exercise of the AIG Option, as described in Note 1.

The authorized share capital of the Company as of December 31, 2001 and December 31, 2000 consisted of the following:

December 31, 2001	Authorized Shares	Shares Issued and Fully Paid	Share Capital	Additional Paid-in Capital
Voting common shares, par value U.S. $0.01 each	75,000,000	48,172,776	$ 482	$ 846,101
Preferred shares, par value U.S. $0.01 each	25,000,000	-	-	-

December 31, 2000	Authorized Shares	Shares Issued and Fully Paid	Share Capital	Additional Paid-in Capital
Voting common shares, par value U.S. $0.01 each	75,000,000	25,039,713	$ 250	$ 299,929
Preferred shares, par value U.S. $0.01 each	25,000,000	-	-	-

There are various restrictions on the ability of certain shareholders to dispose of their shares.

In September 2001, the Company paid a dividend of $0.16 per share to holders of its common shares.

The Company did not pay dividends during 2000.

In March, June, September and December 1999, respectively, the Company paid quarterly dividends of $0.3175, $0.3175, $0.3175 and $0.16, per share to holders of its common shares.

7. SHARE PURCHASE OPTIONS

In conjunction with the private placement offering at the formation of the Company, the Company granted to AIG an option to acquire up to 2,775,000 common shares at an exercise price of $12.7746 per share (the "AIG Option"). The AIG Option was exercisable in certain circumstances, including an offering of common stock subsequent to the initial public offering referred to in Note 1. Concurrent with the offering in December 2001 described in Note 1, AIG elected to exercise the option in full.

The Company also adopted a Stock Option Plan (the "Plan"), effective February 15, 1996. Under the amended Plan, approved by shareholders in June 1999, at the discretion of the Compensation Committee of the Board of Directors (the "Committee"), the Company may grant to certain employees up to 577,500 common shares, $0.01 par value (2000: 577,500 common shares, $0.01 par value). The exercise price of the options granted under the Plan shall be as determined by the Committee in its sole discretion, including, but not limited to, the book value per share or the publicly traded market price per share.

On February 15, 1996 and July 25, 1996, the Company granted options to acquire 85,249 common shares to officers and management employees at an exercise price of $16.54 per common share which equaled the book value per common share as of December 31, 1995. Between January 2, 1997 and December 31, 2001, the Company granted options to acquire common shares to officers and management employees at exercise prices ranging from $13.375 and $32.1875 per common share, which equaled the opening market prices on the dates of grant. Such options vest at a rate of 25% annually and lapse on the tenth anniversary of issue.

The effect on net income and net income per common share of recording compensation expense under the provisions of SFAS 123, "Accounting for Stock-based Compensation", versus compensation expense under the provisions of APB Opinion No. 25, would be an increase to compensation expense of $689, $740 and $412 for the years ended December 31, 2001, 2000 and 1999, respectively, using the Black-Scholes option pricing model.

A summary of the status of the Company's stock option plan as of December 31, 2001, 2000 and 1999 and changes during the years then ended is presented in the tables and narrative below:

	2001		2000		1999	
	Number of Shares	Exercise Price	Number of Shares	Exercise Price	Number of Shares	Exercise Price
Outstanding, beginning of year	291,032	$ 20.76	187,813	$ 23.87	125,938	$ 24.38
Granted	71,000	$ 21.00	109,000	$ 15.19	61,875	$ 22.81
Exercised	31,063	$ 15.94	5,781	$ 16.54	-	-
Forfeited	79,250	$ 22.74	-	-	-	-
Expired	-	-	-	-	-	-
Outstanding, end of year	251,719	$ 20.80	291,032	$ 20.76	187,813	$ 23.87
Exercisable, end of year	94,966	$ 22.76	101,000	$ 22.77	50,642	$ 22.02
Weighted average fair value of options granted (per share)	$ 9.70		$ 6.79		$ 6.66	

The fair value of options granted on January 2, 2001 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 4.83%; expected dividend yield of 3%; an expected life of 7 years; and an expected volatility of 56%.

The fair value of options granted during 2000 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of between 6.00% and 6.40%; expected dividend yields of 0.00% to 4.16%; an expected life of 7 years; and an expected volatility of 55% to 66%.

The fair value of options granted on January 4, 1999 was estimated using the Black-Scholes option pricing model, using an assumed risk-free rate of interest of 4.62%; an expected dividend yield of 5.567%; an expected life of 7 years; and an expected volatility of 45%.

Range of Exercise Price	Outstanding at December 31, 2001	Weighted Average Contractual Periods in Years	Weighted Average Exercise Price	Exercisable at December 31, 2001	Weighted Average Exercise Price
$ 13-19	92,844	7.26	$ 15.45	34,344	$ 16.01
$ 19-25	125,625	7.86	$ 21.75	35,687	$ 22.67
$ 25-31	0	0	$ 0.00	0	$ 0.00
Over $31	33,250	6.00	$ 32.19	24,935	$ 32.19
$ 13-33	251,719	7.14	$ 20.80	94,966	$ 22.76

8. NET (LOSS) INCOME PER COMMON SHARE

A reconciliation of the numerator and the denominator for basic and diluted net income per common share ("EPS") is given in the following table:

December 31, 2001		(Loss) Income	Shares		Amount per share
Basic EPS	$	(3,933)	26,266,019	$	(0.15)
No Effect of Options (anti-dilutive)					
Diluted EPS	$	(3,933)	26,266,019	$	(0.15)
December 31, 2000					
Basic EPS	$	44,225	25,034,414	$	1.77
Effect of Dilutive Options			463,257		
Diluted EPS	$	44,225	25,497,671	$	1.73
December 31, 1999					
Basic EPS	$	3,207	25,033,932	$	0.13
Effect of Dilutive Options			954,184		
Diluted EPS	$	3,207	25,988,116	$	0.12

9. RELATED PARTY TRANSACTIONS

In addition to the share purchase options discussed in Note 7, IPC has entered into the following transactions and agreements with companies affiliated with AIG:

a) Administrative services

The Company and IPCRe are parties to an agreement with American International Company, Limited ("AICL"), an indirect wholly-owned subsidiary of AIG, under which AICL provides administrative services for a fee of 2.5% of the first $500,000 annual gross written premiums (1.5% of the next $500,000 and 1% thereafter). These fees are included in general and administrative expenses in the accompanying consolidated statements of income. This administrative services agreement terminates on June 30, 2003 and is automatically renewed thereafter for successive three year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three year term. In addition, IPCRe Europe Limited is party to an agreement with AIG Insurance Management Services (Europe) Limited ("AIMS"), an indirect wholly-owned subsidiary of AIG, under which AIMS provides administrative services for an annual fee of approximately $30 per annum. This agreement may be terminated by either party subject to three months' written notice.

b) Investment management services

IPCRe is party to an agreement with AIG Global Investment Corp. (Ireland) Limited ("AIGGIC"), an indirect wholly-owned subsidiary of AIG, under which AIGGIC provides investment advisory and management services. This agreement is subject to termination by either party on 30 days written notice. IPCRe has agreed to pay fees to AIGGIC based on the month end market value of the total investment portfolio as follows:

Portfolio Balance	Annual Fee in Basis Points
Up to $100,000	35
Excess of $100,000 through $200,000	25
Excess of $200,000	15

These fees are included in net investment income in the accompanying consolidated statements of income.

c) Investment custodian services

IPCRe is party to an agreement with AIG Trust Services Limited ("AIGTS"), an indirect wholly-owned subsidiary of AIG, under which AIGTS provides investment custodian services. IPCRe has agreed to pay fees of 0.04% per annum based on the month end market value of investments held under custody, plus reimbursement of fees and out-of-pocket expenses. These fees are included in net investment income in the accompanying consolidated statements of income. This agreement may be terminated by either party upon 90 days written notice.

The following amounts were incurred for services provided by wholly-owned subsidiaries of AIG:

	Administrative Services	Investment Management Services	Investment Custodian Services
Year ended December 31, 2001	$ 3,191	$ 1,269	$ 316
Year ended December 31, 2000	$ 2,316	$ 1,189	$ 379
Year ended December 31, 1999	$ 2,492	$ 1,219	$ 370

The following amounts were payable as of the balance sheet date to subsidiaries of AIG for these services:

December 31, 2001	$ 1,212
December 31, 2000	989

d) Underwriting Services

IPCUSL is party to an agreement with Allied World Assurance Company Ltd. ("AWAC"), a Bermuda-based multi-line insurance and reinsurance company, which is wholly-owned by Allied World Holdings, Ltd., a company in which AIG has a 23.4% ownership interest. Under this agreement, IPCUSL underwrites and places property catastrophe treaty reinsurance written by AWAC, on an exclusive basis. IPCUSL receives an agency commission of 6.5% of gross premiums written under this agreement, which has an initial term of three years, commencing December 1, 2001.

No business was written under the agreement prior to December 31, 2001, so no income was recorded.

e) Related Party Business

IPCRe assumed premiums from companies affiliated with two shareholders of the Company. Premiums assumed were $15,603, $10,004 and $8,862, respectively, for the years ended December 31, 2001, 2000 and 1999. In addition, IPCRe assumed premiums through brokers related to shareholders of the Company totaling $4,866, $5,308 and $4,870, respectively, for the years ended December 31, 2001, 2000 and 1999. Brokerage fees and commissions incurred in respect of this business were approximately $487, $531 and $467, respectively, for the years ended December 31, 2001, 2000 and 1999. IPCRe ceded premiums to a company affiliated with a shareholder (see Note 5). Premiums ceded were $442, $483 and $382, respectively, for the years ended December 31, 2001, 2000 and 1999. All such transactions were undertaken on normal commercial terms. Reinsurance premiums receivable due from related parties as of December 31, 2001 and December 31, 2000 were $3,644 and $3,847, respectively. Reinsurance premiums payable to related parties as of December 31, 2001 and 2000 were $197 and $95, respectively.

f) A director and executive officer of various AIG subsidiaries and affiliates serves as the Chairman of the Board of Directors of the Company and IPCRe. In addition, the managing director of AIMS serves as a director of IPCRe Europe Limited.

10. RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the reserve for losses and loss adjustment expenses is summarized as follows:

	2001	2000	1999
Balance, beginning of year	$ 60,171	$ 106,856	$ 52,226
Net losses incurred related to:			
Current year	133,629	13,508	116,322
Prior years	3,922	40,153	13,040
	137,551	53,661	129,362
Net paid losses related to:			
Current year	(9,494)	(2,648)	(37,013)
Prior years	(25,553)	(94,104)	(37,270)
	(35,047)	(96,752)	(74,283)
Effect of foreign exchange movements	(1,149)	(3,594)	(449)
Total net reserves, end of year	161,526	60,171	106,856
Loss reserves recoverable, end of year	681	1,187	4,585
Gross loss reserves, end of year	$ 162,207	$ 61,358	$ 111,441

Losses incurred in the year ended December 31, 2001 included $116,000 in respect of the September 11 attack on the World Trade Center, of which $113,587 were reserves (gross and net). Losses incurred in the year ended December 31, 2001 in respect of prior years included claims from the hailstorm which struck Louisiana in 2000, claims from the Norwegian Catastrophe Pool for 2000, and increases for proportional aviation treaties.

Losses incurred in the year ended December 31, 2000 in respect of prior years included increases related to Cyclones Lothar and Martin which struck northern Europe in December 1999, and Typhoon Bart which struck Japan in September 1999.

Losses incurred in the year ended December 31, 1999 in respect of prior years included increases related to Typhoon Vicki, the cyclone which struck Gujarat State in India, Cats# 47, 51, 54 and 56 in the United States, as well as Hurricanes Bonnie and Mitch. In addition, there were late reported claims from Italian crop-hail covers, a hailstorm which struck Brisbane, Australia and winter storms which struck Ireland, in December 1998.

An independent firm of actuaries has reviewed IPCRe's loss reserves.

11. WRITTEN PREMIUM BY GEOGRAPHIC REGION

Financial information relating to reinsurance premiums written by geographic region is as follows:

	December 31, 2001		December 31, 2000		December 31, 1999	
	Premiums Written	%	Premiums Written	%	Premiums Written	%
Geographic Area (1)						
United States	$ 57,971	43.6%	$ 39,107	41.7%	$ 37,043	38.1%
Worldwide (2)	22,165	16.7%	14,992	16.0%	14,570	15.0%
Worldwide (excluding the U.S.) (3)	5,758	4.3%	4,827	5.2%	5,739	5.9%
United Kingdom	14,713	11.1%	10,467	11.1%	9,684	10.0%
Europe (excluding the U.K.)	11,722	8.8%	8,677	9.3%	9,748	10.0%
Japan	7,383	5.5%	4,175	4.5%	3,492	3.6%
Australia / New Zealand	5,701	4.3%	5,188	5.5%	7,774	8.0%
Other	7,644	5.7%	6,324	6.7%	9,112	9.4%
	$ 133,057	100.0%	$ 93,757	100.0%	$ 97,162	100.0%

(1) Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.

(2) Includes contracts that cover risks primarily in two or more countries, including the United States.

(3) Includes contracts that cover risks primarily in two or more countries, excluding the United States.

12. CONCENTRATION AND CREDIT RISK

As of December 31, 2001 and December 31, 2000, IPC held U.S. Treasury notes which represented approximately 6% and 11%, respectively, of shareholders' investment.

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. IPC does not require collateral or other security to support financial instruments with credit risk.

A single broker accounted for approximately 42%, 36% and 33%, respectively, of total premiums written for the years ended December 31, 2001, 2000 and 1999. Five brokers accounted for approximately 85%, 79% and 76%, respectively, of total premiums written for the years ended December 31, 2001, 2000 and 1999.

13. COMMITMENTS AND CONTINGENCIES

IPCRe sometimes enters into forward foreign exchange contracts for purposes of hedging its investment portfolio or known reinsurance losses denominated in foreign currencies. The fair value of forward foreign exchange contracts represents the estimated cost to IPCRe as of the balance sheet date of obtaining the specified currency to meet the obligation of the contracts. Changes in the value of these contracts offset the foreign exchange gains and losses in the foreign currency denominated assets and liabilities being hedged. As of December 31, 2001, IPCRe had no forward foreign exchange contracts outstanding.

14. CREDIT FACILITY

In July 1998, IPCRe entered into a five year, revolving credit agreement with a syndicate of financial institutions in the amount of $300,000. In July, 2001, the amount was reduced to $150,000. The proceeds of this facility can be used for general corporate purposes. This facility has certain financial covenants, including minimum net worth provisions, restrictions on the amount of dividends that IPCRe may pay to net income of the previous twelve months, and certain investment restrictions. At December 31, 2001, no amounts have been drawn under this facility, and IPCRe was in compliance with all covenants under this facility.

15. STATUTORY CAPITAL AND SURPLUS

IPCRe is registered under the Bermuda Insurance Act 1978 and Related Regulations (the "Act") and is obliged to comply with various provisions of the Act regarding solvency and liquidity. Under the Act, as amended in May, 1995, IPCRe is required to maintain minimum statutory capital and surplus equal to the greater of $100,000, 50% of net premiums written or 15% of the reserve for losses and loss adjustment expenses. These provisions have been met as shown in the following table:

	December 31, 2001	December 31, 2000
Actual statutory capital and surplus	$ 1,104,172	$ 557,594
Minimum statutory capital and surplus	$ 100,000	$ 100,000

IPCRe's statutory net (loss) income for the years ended December 31, 2001, 2000 and 1999, was $(3,724), $44,961 and $4,018, respectively.

The Act limits the maximum amount of annual dividends or distributions paid by IPCRe to the Company without notification to the Registrar of such payment (and in certain cases the prior approval of the Registrar). The maximum amount of dividends which could be paid by IPCRe to the Company at January 1, 2002 without such notification is approximately $276,043.

16. PENSION PLAN

Effective December 1, 1995, IPC adopted a defined contribution retirement plan for its officers and employees. Pursuant to the plan, each participant can contribute 5% or more of their salary and IPC will contribute an amount equal to 5% of each participant's salary. In addition, IPC has entered into individual pension arrangements with a number of specific employees. Pursuant to these plans, IPC contributes an amount equal to 5% of each participant's salary. IPC contributions under the various plans are fully funded, and amounted to approximately $89, $102 and $145 in 2001, 2000 and 1999, respectively.

17. TAXES

At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company, IPCRe and IPCUSL have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.

The Company, IPCRe and IPCUSL do not consider themselves to be engaged in a trade or business in the United States and, accordingly, do not expect to be subject to United States income taxes.

IPCRe Services Limited is a tax-paying entity subject to the jurisdiction of the Government of the United Kingdom. The amount of taxes incurred for 2001, 2000 and 1999 was not material to the consolidated financial statements.

IPCRe Europe Limited, upon commencement of operations, is a tax-paying entity subject to the jurisdiction of the Government of Ireland. The amount of taxes incurred for 2001, 2000 and 1999 is not material to the consolidated financial statements.

18. EXCHANGE GAINS & LOSSES

The exchange gain or loss in the accompanying consolidated statements of income comprises the net effect of realized and unrealized exchange gains and losses. The unrealized component arises from the revaluation of certain foreign currency assets and liabilities as of the balance sheet dates. The realized component arises from the difference between amounts previously recorded for foreign currency assets and liabilities and the actual amounts received or paid during the year.

19. UNAUDITED QUARTERLY FINANCIAL DATA

	Quarter Ended March 31, 2001	Quarter Ended June 30, 2001	Quarter Ended Sept. 30, 2001	Quarter Ended Dec. 31, 2001
Gross premiums written	$ 65,622	$ 26,965	$ 33,081	$ 7,389
Net premiums earned	24,487	24,845	45,111	28,932
Net investment income	8,061	7,574	7,871	8,739
Realized (losses) gains, net	3,864	587	1,703	(5,538)
Losses and loss adjustment expenses, net	6,697	7,212	116,715	6,657
Net income (loss)	23,905	20,835	(68,979)	20,306
Net income (loss) per common share - basic	$ 0.95	$ 0.83	$ (2.75)	$ 0.68
Net income (loss) per common share - diluted	$ 0.91	$ 0.79	$ (2.75)	$ 0.65

	Quarter Ended March 31, 2000	Quarter Ended June 30, 2000	Quarter Ended Sept. 30, 2000	Quarter Ended Dec. 31, 2000
Gross premiums written	$ 57,833	$ 20,200	$ 10,530	$ 5,194
Net premiums earned	22,727	23,519	20,195	20,520
Net investment income	7,587	7,823	7,861	7,818
Realized gains (losses), net	(143)	445	13	229
Losses and loss adjustment expenses, net	14,912	22,066	7,812	8,871
Net income	9,811	3,476	15,029	15,909
Net income per common share - basic	$ 0.39	$ 0.14	$ 0.60	$ 0.64
Net income per common share - diluted	$ 0.39	$ 0.14	$ 0.59	$ 0.61

20. SUBSIDIARY FINANCIAL DATA

Summarized consolidated financial data of the subsidiary, IPCRe Limited, is as follows:

Statement of (Loss) Income	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Gross written premiums	$ 133,057	$ 93,757	$ 97,162
Net premiums earned	123,375	86,961	94,967
Investment income, net	32,244	31,086	30,322
Realized gain (loss), net	616	544	30,355
Incurred losses, net	(137,551)	(53,661)	(129,362)
Acquisition costs, net	(12,686)	(9,049)	(13,028)
General & admin. expenses and exchange loss, net	(9,017)	(10,750)	(9,362)
Net (loss) income	$ (3,019)	$ 45,131	$ 3,892
Loss ratio	111.5%	61.7%	136.2%
Expense ratio (excluding exchange loss, net)	17.1%	20.1%	23.1%
Combined ratio	128.6%	81.8%	159.3%

Balance sheet at	December 31, 2001	December 31, 2000
Cash & investments	$ 1,232,121	$ 598,394
Reinsurance balances receivable	42,356	25,419
Other assets	29,189	25,979
Total assets	$ 1,303,666	$ 649,792
Unearned premiums	$ 24,440	$ 19,068
Reserves for losses	162,207	61,358
Other liabilities	8,696	7,996
Total liabilities	195,343	88,422
Common stock	250,000	250,000
Additional paid-in capital	595,409	49,500
Retained earnings	250,271	257,290
Accumulated other comprehensive income (loss)	12,643	4,580
Total liabilities and shareholder's investment	$ 1,303,666	$ 649,792

CORPORATE INFORMATION

BOARD OF DIRECTORS OF THE COMPANY AND IPCRE

JAMES P. BRYCE
President & Chief Executive Officer
of the Company and IPCRe

JACKIE M. CLEGG
Principal
Clegg International Consultants, LLC

DR. THE HONOURABLE CLARENCE E. JAMES
Retired Chief of Staff
Bermuda Hospitals Board

JOSEPH C.H. JOHNSON (Chairman)
President & Chief Executive Officer
American International Company, Ltd.
Bermuda

FRANK MUTCH (Deputy Chairman)
Retired Consultant
Conyers Dill & Pearman
Bermuda

ANTHONY M. PILLING
President
One North (Bermuda) Ltd.

COMMITTEES OF THE BOARD

EXECUTIVE COMMITTEE
Joseph C.H. Johnson - Chairman
James P. Bryce
Frank Mutch

AUDIT COMMITTEE
Frank Mutch - Chairman
Jackie M. Clegg
Joseph C.H. Johnson
Anthony M. Pilling

COMPENSATION COMMITTEE
Joseph C.H. Johnson - Chairman
Dr. Clarence E. James
Frank Mutch

STOCK OPTION & STOCK PURCHASE COMMITTEE
Dr. Clarence E. James - Chairman
Frank Mutch
Anthony M. Pilling

INVESTMENT COMMITTEE
Anthony M. Pilling - Chairman
Jackie M. Clegg
Joseph C.H. Johnson
Frank Mutch

OFFICERS

JAMES P. BRYCE
President & Chief Executive Officer
of the Company and IPCRe

STEPHEN F. FALLON
Senior Vice President -
Underwriting of IPCRe

PETER J.A. COZENS
Vice President -
Underwriting of IPCRe

JOHN R. WEALE
Senior Vice President &
Chief Financial Officer of the
Company and IPCRe

DENNIS J. HIGGINBOTTOM
Vice President & Secretary of the
Company and IPCRe

STEPHEN C. BARDILL
Vice President -
Underwriting of IPCRe

STEVEN M. SMITH
Assistant Vice President -
Underwriting of IPCRe

VERNELLE S.A. FLOOD
Assistant Secretary of the Company
and IPCRe

ADDRESSES AND SHAREHOLDERS' MEETING

BERMUDA

IPC Holdings, Ltd., IPCRe Limited &
IPCRe Underwriting Services Limited
American International Building
29 Richmond Road
Pembroke HM 08
Bermuda

Tel: (441) 298-5100
Fax: (441) 292-8085
E-mail: ipcre@aig.com
Internet Address: www.ipcre.bm

Mailing Address:
P.O. Box HM 152
Hamilton HM AX
Bermuda

IRELAND

IPCRe Europe Limited
AIG Centre
North Wall Quay
Dublin 1
Ireland

Tel: (3531) 672-0202
Fax: (3531) 672-0288

IPC COMMON STOCK

The following table sets out, for the periods indicated, the cash dividends paid per Common Share and the high and low sales prices for the Common Shares as reported by the Nasdaq National Market. Such prices reflect inter dealer prices, without retail mark-up, mark-down or commission and do not necessarily represent actual transactions.

2001	High	Low	Dividends
First Quarter	$ 24.50	$ 19.38	$ -
Second Quarter	25.05	18.50	-
Third Quarter	24.75	18.90	0.16
Fourth Quarter	29.95	22.10	-

2000	High	Low	
First Quarter	$ 15.75	$ 9.75	$ -
Second Quarter	16.00	11.25	-
Third Quarter	18.69	12.63	-
Fourth Quarter	22.88	18.50	-

SHAREHOLDERS' MEETING

The 2002 Annual General Meeting will be held on Friday, June 14, 2002, at 9:30a.m. at the American International Building, 29 Richmond Road, Pembroke HM 08, Bermuda.

INDEPENDENT ACCOUNTANTS

Arthur Andersen
Victoria Hall
11 Victoria Street
Hamilton HM 11
Bermuda

BERMUDA COUNSEL

Conyers Dill & Pearman
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

U.S. COUNSEL

Sullivan & Cromwell
125 Broad Street
New York, New York 10004
U.S.A.

TRANSFER AGENT & REGISTRAR

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602
U.S.A.

STOCK TRADING

IPC's Common Shares are traded on The Nasdaq Stock Market under the symbol IPCR.

As of February 28, 2002, there were 67 holders of record of Common Shares.

FORM 10-K

A copy of the company's annual report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2001 is available, without charge, upon request to investor relations at our Bermuda office.

American International Building, 29 Richmond Road, Pembroke HM 08, Bermuda
Tel: (441) 298-5100 Fax: (441) 292-8085
E-mail: ipcre@aig.com • Internet Address: www.ipcre.bm